MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA,S.A.B. DE C. V.
                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Financial statements of the ICA and subsidiaries (the Company) are prepared in accordance with Mexican Financial Reporting Standards (MFRS or NIF), and accordance with presentation rules from Mexican Stock Change (BMV) set in SIFIC. Certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2006. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

         Consolidated financial statements include integral form line by line those financial statements of subsidiaries in which Ica has control. According to NIF A-8, Application on a suppletory basis, as of January 1, 2006, companies or associations subject to joint control are included as line items in the consolidated financial statements under the headings of assets, liabilities, revenues, costs and expenses, when equity is held according to the guidelines established by International Financial Reporting Standard No. 31, Financial Reporting of Interests in Joint Ventures (NIIF 31). All intercompany balances and transactions have been eliminated in consolidation.

     Foreign currency translation of subsidiaries financial statements. The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations" issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital". For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     (i) Assets and liabilities (monetary and non monetary)- Exchange rate in effect at the balance sheet date.

     (ii) Common stock- Exchange rate in effect at the date on which contributions were made.

     (iii) Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

     (iv) Revenues, costs and expenses- The ending exchange rate of the period reported.

     Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders equity represents the Companys total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders equity without affecting the consolidated statements of operations. In 2007 and 2006, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders equity, translation effects of foreign entities and the excess of the minimum additional liability for labor obligations, and are included in the caption Insufficiency from Restatement of Capital.


2. Significant events

     The Stockholders' Extraordinary and Ordinary Meeting of September 12, 2006, agreed to change the Company's corporate denomination to comply with the provisions of the Stock Market Law, under which the denomination Public Stock Company with Variable Capital must be used, as represented by the abbreviation Empresas ICA, S.A.B. de C.V.

     On December 2005, through its subsidiaries Controladora de Operacion de Infraestructura, S.A. de C.V. (CONOISA) and Aeroinvest, S.A. de C.V. (Aeroinvest), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte (GACN), for US $260.2 million. This movement was performed through three purchase transactions which, together with its previous equity, gave ICA control of 47.2% of the shares of GACN. Based on this acquisition, ICA directly holds 74.5% of shares in the strategic partnership denominated Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (SETA), which holds 15% of the shares of GACN. The remaining 25.5% of the shares of SETA are held by Aeroports de Paris. Furthermore, ICA holds 36% of the shares of GACN, while the remaining 49% are held by the Federal Government through Nacional Financiera, S.N.C.. ICA acquired its equity in GACN in 2000, when partial airport group concessions were granted, by participating in the SETA consortium with Aeroports de Paris and Vinci. The purchase price included an option to subscribe new shares series representative B until 3% of the GACN capital stock (which 1% conquered June 14 2005 without being had unsubscribed, and 2% were subscribed in August of 2006). Accordingly, the balance sheet of GACN was consolidated as of December 2005, while revenues, costs and expenses will be consolidated as of January 1, 2006.

     GACN is engaged in airport administration, operation and, when applicable, construction and exploitation under the concession granted by the Federal Government through the Communications and Transportation Department (SCT) for a 50-year period as of November 1, 1998. As these airports are State-owned, after the termination of the concession period, any works and installations permanently attached to the concessioned goods and created during the concession period will revert to the State.

     The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V., Aeropuerto de Culiacan, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de
Mazatlan, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

     In November 2006, GACN offered a secondary public bidding process in Mexico and abroad, the net resources of which were paid to the Federal Government in its capacity as the vendor stockholder. GACN did not receive any portion of the resources generated by this placement.

     In September 2006, SETA exercised an option to acquire Series B shares representing 2% of the capital of GACN, thus increasing the shareholding of ICA in the capital of GACN to 48.48%.

     In February 2007, CFE provided the former provisional acceptance for the first turbine unit of the El Cajon Hydroelectric project as the result of completion of the operating tests specified on the contract. The unit has begun commercial operations and is generating power at its full capacity of 375 megawatts to the satisfaction of the CFE and in accordance with the contract terms. As a result, on February 28, 2007 CIISA received the initial payment of US$523.3 Million from the CFE that will be applied to pay down debt related with the project.

     As of June 1, 2007 we received the latter provisional acceptance from the second turbine after concluding the operating tests stablished on the contract.

     In January 2007, we signed an agreement to purchase 39% of the shares of the environmental services company PMA Mexico (PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V.). Completion of the transaction is subject to the federal competition commission approval. Ica will hold 49% of PMA Mexico. The operation represents US$39 million.

     In September and October, ICA carried out a primary offering of shares that raised net proceeds of US$519.7 million. As of the end of the third quarter, this was reflected as an increase in cash and shareholders' equity, not including the over-allotment option of 78.2 million shares. The placement took place through both the Mexican and New York Stock Exchanges.

     The principal new projects added to backlog were: the La Yesca Hydroelectric Project (Ps. 8,355 million), Chicontepec II oil field project (Ps. 4,482 million), the Nuevo Necaxa-Tihuatlan concessioned highway (Ps. 2,741 million), the Rio Verde-Ciudad Valles concessioned highway (Ps. 2,617 million), and the Aqueduct II water supply concession in Queretaro (Ps. 1,456 million).


3. Summary of significant accounting policies

A)      New Accounting Principles

     NIF B-3, Statement of Income, sets the general standards for presenting and structuring the statement of income, the minimum content requirements and general disclosure standards. Consistent with NIF A-5, Basic Elements of Financial Statements, NIF B-3 now classifies revenues, costs and expenses, into ordinary and non-ordinary. Ordinary items (even if not frequent) are derived from the primary activities representing an entity s main source of revenues. Non-ordinary items are derived from activities other than those representing an entity s main source of revenues. Consequently, the classification of certain transactions as special or extraordinary, according to former Bulletin B-3, was eliminated. As part of the structure of the statement of income, ordinary items should be presented first and, at a minimum, present income or loss before income taxes, income or loss before discontinued operations, if any, and net income or loss. Presenting operating income is neither required nor prohibited by NIF B-3. If presented, the line item other income (expense) is presented immediately before operating income. Cost and expense items may be classified by function, by nature, or a combination of both. When classified by function, gross income may be presented. Statutory employee profit sharing should now be presented as an ordinary expense (within other income (expense) pursuant to INIF No. 4 issued in January 2007) and no longer presented within income tax. Special items mentioned in particular MFRS should now be part of other income and expense and items formerly recognized as extraordinary should be part of non-ordinary items.

     NIF B-13, Events Occurring after the Date of the Financial Statements,requires that for (i) asset and liability restructurings and (ii) creditor waivers of their right to demand payment in case the entity defaults on contractual obligations, occurring in the period between the date of the financial statements and the date of their issuance, only disclosure needs to be included in a note to the financial statements while recognition of these items should take place in the financial statements of the period in which such events take place. Previously, these events were recognized in the financial statements in addition to their disclosure. NIF A-7, Presentation and Disclosure, in effect as of January 1, 2006, requires, among other things, that the date on which the issuance of the financial statements is authorized be disclosed as well as the name of authorizing management officer(s) or body (bodies). NIF B-13 establishes that if the entity owners or others are empowered to modify the financial statements, such fact should be disclosed. Subsequent approval of the financial statements by the stockholders or other body does not change the subsequent period, which ends when issuance of the financial statements is authorized.

     NIF C-13, Related Parties, broadens the concept related parties to include
a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor-related compensation plan. NIF C-13 requires the following disclosures: a) the relationship between the controlling and subsidiary entities, regardless of whether or not any intercompany transactions took place during the period; b) that the terms and conditions of consideration paid or received in transactions carried out between related parties are equivalent to those of similar transactions carried out between independent parties and the reporting entity, only if sufficient evidence exists; c) benefits granted to key officers; and d) name of the direct controlling company and, if different, name of the ultimate controlling company. Notes to comparative financial statements of prior periods should disclose the new provisions of NIF C-13.

     NIF D-6, Capitalization of Comprehensive Financing Result, establishes general capitalization standards that include specific accounting for financing in domestic and foreign currencies or a combination of both. Some of these standards include: a) mandatory capitalization of comprehensive financing cost
(RIF) directly attributable to the acquisition of qualifying assets; b) in the instance financing in domestic currency is used to acquire assets, yields obtained from temporary investments before the capital expenditure is made are excluded from the amount capitalized; c) exchange gains or losses from foreign currency financing should be capitalized considering the valuation of associated hedging instruments, if any; d) a methodology to calculate capitalizable RIF relating to funds from generic financing; e) regarding land, RIF may be capitalized if development is taking place; and f) conditions that must be met to capitalize RIF, and rules indicating when RIF should no longer be capitalized. The entity may decide on whether to apply provisions of NIF D-6 for periods ending before January 1, 2007, in connection with assets that are in the process of being acquired at the time this NIF goes into effect.

     The application of these new NIF did not result in any significant modification of the financial statements or their disclosures.

     IFRIC 12: an interpretation of International Financial Reporting Standards issued in November 2006 by the International Financial Reporting Interpretations Committee entitled "Service Concession Arrangements." Application of the IFRIC 12 is mandatory as of January 1, 2008, and earlier adoption by companies is recommended. The interpretation refers to the accounting treatment by private sector companies that operate in providing assets and services infrastructure to the public sector, classifying the assets as financial assets, intangible assets, or a combination of both.

     IFRIC 12 draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset for the term of the agreement in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, i.e., no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 also allows for the possibility that both types of arrangement may exist within a single contract. For both the financial asset and the intangible asset, revenues and costs related to construction or improvements are recognized in the income statement during the construction period No changes in policies have resulted from the issuance of the new accounting principles; the adoption of the proportional consolidation policy is considered as a change of circumstances rather than of policy.

     As a result of the adoption of IFRIC 12, the financial statements for 3Q06 were restated to increase comparability, as shown below:


------------------------------------------------------------------------
                                                     As
                                             originally
(Ps. Millons) presented As restated
------------------------------------------------------------------------
Balance Sheet                                       September 31, 2006
-----------------------------------             ------------------------
Current assets ...................               21,238          21,245
Long term assets .................               15,220          15,319
Current liabilities ..............               14,501          14,501
Long term liabilities ............                7,887           7,904
Shareholders'  equity ............               14,069          14,159

Income Statement                                 January-September 2006
----------------------------------             -------------------------
Revenues .........................               15,780          16,144
Operating income .................                1,127           1,189
Net income of majority interest ..                  640             690
------------------------------------------------------------------------

     b) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. Bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (NCPI) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries.

     c) Cash equivalents

     Are stated at acquisition cost plus accrued interest or estimated realizable value, the least. Consist primarily of term deposits with original maturities of ninety days or less. Those cash equivalents whose availability is greater to a year they are presented like long-term cash equivalent.

     At September 30, 2007, trusts were created to administer the amounts received from tolls and other related services generated by the Corredor Sur, the Acapulco Tunnel and the Irapuato-La Piedad concession, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of such concessions. At September 30, 2007 and 2006, the amounts designated for those purposes are Ps.478,675 and Ps.385,665, respectively, for the current portion and Ps.31,548 and Ps.53,852, respectively, for the non-current portion, mainly related to Corredur Sur. In addition, Aeroinvest maintains Ps.45,292 in current assets at September 30, 2007, and Ps.270,876 and Ps.279,679 in non-current assets at September 30, 2007 and 2006, respectively, as restricted cash related to the interest from the debt.


     d) Construction Inventories

     Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

     Costs incurred to change orders based on customers' instructions and which are still awaiting definition and price authorization, are presented as work in process.

     e) Real estate inventories

     Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers. The financing cost incurred during the period of construction is capitalized and restated applying the NCPI.

     Other real estate developments are also restated by the specific cost method, using net replacement values, which are similar to market values, determined based on appraisals conducted by recognized firms of independent experts. However, for these other real estate developments, the net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the NCPI.

     Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the National Consumer Price Index (NCPI).

     f) Long-lived Assets

     Long-lived assets consist of the following:

     Property, Plant and Equipment-- Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

     Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. Depreciation begins when the operation asset initiated, and the useful lives are as folows: Buildings: 20 to 50, Machinery and equipment: 4 to 10 and Office furniture, equipment and vehicles 4 to 7

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

     Investment in Concessions-- Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

     Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

     Investments in concession projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.
     Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

     Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee s financial statements are also prepared in accordance with Bulletin B-10.

     Rights involving the use of airport facilities and concessions - Rights involving the use of airport facilities and concessions consider the value of the thirteen airports to which these rights were granted by the Department of Communications and Transportation (SCT).

     As of January 1, 2003, the value assigned by Grupo Aeroportuario Centro Norte to the assets received under the thirteen airport concessions was based on an appraisal performed by an independent appraiser and by considering those airports in which the concession cost exceeded the appraisal value. This excess is classified under airport concessions.

     Airport facility utilization rights are applied according to the remaining useful life of the concessioned goods, as determined by an independent appraiser. Airport concessions are amortized over 15 years, which is also the period of each concession.

     Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal (Bulletin C-15). If there is any indication that restated values exceed the respective recovery values, assets are valued at this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The mechanism used to calculate the recovery value considers the particular circumstances of concessions, machinery, equipment and intangible goods. In the case of concessions, revenue projections consider the projection of the vehicle appraisal percentage guarantee and utilize assumptions and estimates concerning the growth of the population and perimetral economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

     g)  Business Acquisitions

     All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes assigning the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed. When appropriate, either goodwill or an extraordinary gain will be recognized for the difference between the purchase price and the adjusted fair value of the assets received and the liabilities assumed.


     h) Provisions

     Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. When a current obligation may result in the use of resources, this situation is disclosed in the notes to the financial statements. However, no disclosure is recorded in the financial statements if the likelihood of this disbursement is remote.

     i) Operating Cycle

     Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     j) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. Changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in the same period in which the revisions are determined.

     For the use of percentage-of-completion method they are due to fulfill among others with the following requirements (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parts, the work to be interchanged and the form and terms of the agreement; (ii) the legal and economic right of the Company to receive the payment for the work performed as the contract is executed; (iii) one hopes that the buyer and salesman satisfy their contractual obligations; and (iv) that based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

     The income recognized with base in the pending work advance to certify appear as it builds executed no registered. The administration periodically evaluates the reasoning of its accounts to receive. In the cases where indications of difficulty in their recovery exist, additional reserves for accounts of doubtful collection are constituted affecting the results of the exercise in which they are determined. The estimation of this reserve is based on the best judgment of the company considering the circumstances at the moment of its determination.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage of completion. If, as a result of such evaluation, it becomes apparent that estimated costs on non completed contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined. For projects that are financed by the Company where the contract value includes both the value of the work to be performed and the financing of the project, the comprehensive financing cost incurred for project development is included in the contract costs.

     k) Accounting for Real Estate Sales

     The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

     l) Accounting for Low Income Housing Sales

     Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     m) Sales and Other Revenues

     Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     n) Post-Retirement Benefit Plans

     Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Companys employees.

     o) Maintenance and Repair Expenses

     Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     p) Income Tax and Employee Statutory Profit Sharing

     The Company files a consolidated tax return, pursuant to the tax laws of Mexico.

     The provisions for income tax and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits.

     q) Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes.

     Tax on assets paid and tax on assets that may be carried forward from previous years, that are expected to be recoverable, are recorded as an advance payment at estimated recoverable value at the date of the financial statements and are included in the balance sheet as a deferred tax asset.

     r) Derivative financial instruments

     The Company values all derivatives at fair value, whatever their purpose, based on market prices when involving derivatives traded in recognized markets; otherwise, based on technical determinations of fair value supported by sufficient, reliable and provable information. Fair value is recognized on the balance sheet as an asset or liability in accordance with the rights or obligations derived from the contracts executed.

     When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedge financial instrument at the beginning of the relationship. If the hedge is fair value, the valuation fluctuation both of the derivative and the open risk position is recognized in results of the period in which it takes place. When the hedge is cash flow, the effective portion is temporarily recognized in comprehensive income within stockholders equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

     Certain derivative financial instruments, although they are contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

     s) Insufficiency from Restatement of Capital

     This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     t) Restatement of Stockholders Equity

     Stockholders equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

     u) Foreign Currency Transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     v) (Gain) Loss from Monetary Position

     The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     w) Concentration of Credit Risk

     Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Companys customer base and their geographical dispersion. The Company considers that this potential credit risk is adequately covered because the construction projects in which it participates generally involve customers of recognized solvency. Similarly, if the Company experiences collection difficulties as the project advances, it normally suspends work until obtaining assurance with regard to the payment situation. The Company is usually subject to balance aging of between 30 and 60 days for work performed, but not estimated in unfinished contracts. However, it creates additional allowances for doubtful accounts when recovery may be difficult.

          Other accounts receivable are integrated by associated companies and notes receivable. The Company considers that these amounts do not represent a significant concentration of credit risk.

     x) Earnings (loss) per share

     Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

     y) Reclassifications

     Certain headings of the financial statements for the period ended September 30, 2006, have been reclassified to conform to the presentation of the financial statements for the period ended September 30, 2007.


     4. Financing Cost

                                                           FINANCED     INCOME
                                     TOTAL   CAPITALIZED    PROYECT      (LOST)
                                    -------  -----------   ---------  ---------
Interest Expense .................    867,201    (3,472)          --     863,729
Interest Income ..................   (391,996)       --           --    (391,996)
Exchange Gain ....................   (120,240)       --           --    (120,240)
Loss (Gain) from Monetary Position     44,601        --           --      44,601
                                     --------       ---      --------  ----------
TOTAL ............................    399,566    (3,472)          --     396,094
                                     ========    ======      ========  =========


     5. Extraordinary items (n/a)



     6. Effects at the beginning of the period for changes in accounting principles



     7. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)


                                                                                         Restated
                     Monthly net     Cumulative    Ending         Beginning               monthly
Month                   results     net results    factor           factor             net result
-------------------------------------------------------------------------------------------------
2006
---------------------
OCTOBER .............    61,329         61,329      1.0279          1.0045                61,073
NOVEMBER ............    91,902        153,231      1.0221          1.0056                87,827
DECEMBER ............    98,381        251,612      1.0163          1.0058               102,577
2007
----
JANUARY .............     5,964        257,576      1.0110          1.0052                 4,608
FEBRUARY ............     9,614        267,190      1.0082          1.0028                 8,663
MARCH ...............     8,126        275,316      1.0062          1.0020                 8,208
APRIL ...............    27,984        303,300      1.0066          0.9996                27,906
MAY .................    43,331        346,631      1.0116          0.9951                45,338
JUNE ................    42,320        388,951      1.0100          1.0016                45,750
JULY ................    45,725        434,676      1.0061          1.0038                43,634
AUGUST ..............    36,526        471,202      1.0019          1.0042                34,469
SEPTEMBER ...........    51,294        522,496      1.0000          1.0019                50,172
-------------------------------------------------------------------------------------------------
       MAYORITY NET RESULT LAST 12 MONTHS ................................               520,225
                                                                                         =======

     8. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of nine months ended September 30, 2007 and 2006:

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THOUSAND PESOS SEPTEMBER-2007   CIVIL   INDUSTRIAL      KRONSA      TOTAL
       CONCEPT                  CONST.      CONST.      RODIO     CONSTRUC     HOUSING     INFRAESTR.      OTHER        CONSOL.
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REVENUES                     5,723,810   6,029,315    1,341,103  13,094,228  1,432,963    2,990,924       406,839     17,924,954
INTERSEGMENT REVENUES
AND OTHER                      438,132     448,648        1,125     887,905    108,786    1,077,870       476,493      2,551,054
EXTERNAL REVENUES            5,285,678   5,580,667    1,339,978  12,206,323  1,324,177    1,913,054       (69,654)    15,373,900
OPERATING INCOME               201,839     144,334       46,760     392,933    135,864      632,014       (45,432)     1,115,380
SEGMENT ASSETS               8,091,140   3,769,407    1,341,033  13,201,580  2,813,413   20,115,545      (735,022)    35,395,516
CAPITAL EXPENDITURES           191,866      59,005       66,943     317,814     31,877      653,069         7,107      1,009,867
DEPRECIATON AND
 AMORTIZATION                   74,403      44,587       53,175     172,165     12,013      304,611         9,223        498,012
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THOUSAND PESOS SEPTEMBER-2006   CIVIL    INDUSTRIAL     KRONSA       TOTAL
       CONCEPT                  CONST.       CONST.      RODIO     CONSTRUC    HOUSING    INFRAESTR.      OTHER          CONSOL.
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REVENUES                     7,066,438   6,007,974    2,434,134  15,508,546  1,077,468    2,228,100       388,483     19,202,598
INTERSEGMENT REVENUES
 AND OTHER                     559,201     181,582    1,204,302   1,945,084    117,904      655,712       340,107      3,058,807
EXTERNAL REVENUES            6,507,237   5,826,392    1,229,832  13,563,462    959,564    1,572,388        48,377     16,143,791
OPERATING INCOME               241,299     171,018       68,449     480,766     80,013      630,034        (2,172)     1,188,641
SEGMENT ASSETS              16,096,549   3,948,440    1,216,675  21,261,664  2,015,917   14,107,046      (821,150)    36,563,477
CAPITAL EXPENDITURES           363,448      26,535       44,520     434,504     14,608      607,325        10,551      1,066,988
DEPRECIATION AND
 AMORTIZATION                  181,847      73,594       34,368     289,808      7,930      250,650         7,406        555,794
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     9. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows:
Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

     An only one-share series exist, incorporated to the program. Shares ratio per ADR is 12 to 1. Number of shares subscribed to the program and percentage from common stock at September 30, 2007 are as follows:

        Originally:.......  2,395,833
        Now :.... ........  11,137,906
        Percentage: ......           9.16%

     The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.

     When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 2, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No. 3), Initial Application of MFRS, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders' equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.